Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Form 6-K/A and our final prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on October 5, 2012 (the “Final Prospectus”). As discussed in the Explanatory Note to this report on Form 6-K/A and in Note 2 to the Consolidated Financial Statements, the Company is restating the financial results for the period ended June 30, 2012 and 2011 and September 30, 2012 and 2011.

Liquidity and Capital Resources

	Six Months Ended June 30, As Restated
	2012	2011
	(in thousands)
Cash flows provided by (used in) operating activities	$6,592	$(488)
Cash flows used in investing activities	(13,217)	(7,316)
Cash flows provided by (used in) financing activities	6,239	(8)
Effect of exchange rate changes on cash	(78)	(12)

Net increase (decrease) in cash	$(464)	$(7,824)

We have funded our operations, capital expenditures and the acquisition of SageQuest primarily through sales of our fleet management solutions to customers, the net proceeds of approximately $54.2 million from the issuance of shares of our capital stock since our inception, and the net proceeds of $23.2 million from debt issued in 2010 and in the first six months of 2012. At June 30, 2012, our principal sources of liquidity were our cash balance of $8.2 million and borrowings of up to $25.0 million available under our revolving credit facility.

Operating Activities

Operating activities provided $6.6 million of cash in the six months ended June 30, 2012. The cash flow provided by operating activities resulted primarily from our net loss of $0.4 million, net non-cash charges of $11.4 million, and net uses of cash of $4.5 million from changes in our operating assets and liabilities. Our non-cash charges primarily consisted of $8.3 million of depreciation and amortization expense, $0.8 million of provisions for accounts receivable, $1.0 million of share-based compensation expense, $0.8 million of losses on disposal of property and equipment and other assets and $0.4 million of loss on extinguishment of debt. Net uses of cash from changes in our operating assets and liabilities primarily consisted of a $1.2 million decrease in our deferred revenue balance, $6.0 million increase in prepaid expenses and other assets, and $2.8 million increase in our accounts receivable from customers, all offset by increases in our accounts payable and accrued expenses of $4.4 million and an increase in accrued income taxes of $1.1 million. The decrease in deferred revenue was attributable to a greater number of customers in 2012 than in 2011 paying for their subscriptions on a monthly basis rather than prepaying the full amount or an annual amount due under their subscription agreement. The increase in our accounts receivable was due to the increase in subscription revenue from the six months ended June 30, 2011 to the six months ended June 30, 2012 resulting from the increased number of vehicles under subscription. The increase in our prepaid expenses and other assets in the six months ended June 30, 2012 was due to increases in deferred commissions and capitalized costs of in-vehicle devices owned by customers due to the growth in our business as well as deferred financing costs related to our Senior Secured Credit Facility and deferred IPO costs.

Operating activities used $0.5 million of cash in the six months ended June 30, 2011. The cash flow used in operating activities resulted primarily from our net income of $1.6 million, net non-cash charges of $8.7 million, and net uses of cash of $10.7 million from changes in our operating assets and liabilities. Our non-cash charges primarily consisted of $7.2 million of depreciation and amortization expense, $0.5 million of provisions for accounts receivable, and $1.1 million of share-based compensation expense. Net uses of cash from changes in our operating assets and liabilities primarily consisted of a $6.6 million decrease in our deferred revenue balance, $3.3 million increase in prepaid expenses and other assets, $1.8 million increase in our accounts receivable from customers, and $0.5 million increase in our accrued income taxes, all offset by increases in our accounts payable and accrued expenses of $1.3 million. The decrease in deferred revenue was attributable to a greater number of customers in 2011 than in 2010 paying for their subscriptions on a monthly basis rather than prepaying the full amount or an annual amount due under their subscription agreement. The increases in our accounts receivable and prepaid expenses and other assets were due to the increase in our subscription revenue from the six months ended June 30, 2010 to the six months ended June 30, 2011 resulting from the increased number of vehicles under subscription and an increase in our subscription fees paid to third-party providers of Internet maps and other data. The decrease in our accrued taxes was due to net decreases in our prior-year tax reserves.

Investing Activities

Net cash used in investing activities was $7.3 million and $13.2 million for the six months ended June 30, 2011 and 2012, respectively. Net cash used in investing activities consisted primarily of cash paid to purchase property and equipment of $6.5 million and $12.7 million in the six months ended June 30, 2011 and 2012, respectively, as well as costs capitalized for internal-use software of $0.4 million and $0.5 million in the six months ended June 30, 2011 and 2012, respectively.

Financing Activities

Net cash provided by financing activities was $6.2 million for the six months ended June 30, 2012, as compared to no cash being used in or provided by financing activities for the six months ended June 30, 2011. Net cash provided by financing activities for the six months ended June 30, 2012 consisted of net proceeds of $23.9 million from our borrowing under the Term Loan, offset by the repayment of our Senior Secured Notes of $17.5 million and payments of our capital lease obligations of $0.2 million.

Indebtedness and Liquidity

We believe that our cash, borrowings available under our Senior Secured Credit Facility and the net proceeds of this offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

On May 10, 2012, we entered into a credit facility with Wells Fargo Capital Finance, LLC, as administrative agent and lender, consisting of a $25 million term loan, or the Term Loan, and a $25 million revolving line of credit, or the Revolving Credit Facility, which expires on May 10, 2017 and which we refer to collectively as the Senior Secured Credit Facility. The Senior Secured Credit Facility is collateralized by a senior first-priority lien on all of our assets and property, subject to certain customary exclusions. The purpose of the Senior Secured Credit Facility was to repay the outstanding principal of the Senior Secured Notes, which was repaid on May 10, 2012 with proceeds of the $25 million Term Loan, and to provide us with an additional source of liquidity. Borrowings under the Revolving Credit Facility are subject to drawdown limitations based on financial ratios. To date, we have borrowed no amounts under the Revolving Credit Facility.

The interest rate on the Term Loan and borrowings under the Revolving Credit Facility is either (a) LIBOR plus 3.5% per annum, but not less than 4.5% per annum, or (b) at our option, subject to certain conditions, base rate plus 2.5% per annum, but not less than 5.5% per annum. Principal due under the Term Loan is payable quarterly commencing on December 31, 2012, with $0.3 million due in 2012, $1.3 million due in 2013, $1.4 million due in 2014, $2.0 million due in 2015, $2.5 million due in 2016 and $17.5 million due in 2017. All amounts borrowed under the Revolving Credit Facility are due and payable on May 10, 2017. Borrowings under the Senior Secured Credit Facility require a 1% prepayment penalty if the facility is terminated within the first twelve months of the agreement.

The Senior Secured Credit Facility contains financial covenants that, among other things, require us to maintain liquidity of at least $10 million, comprised of cash plus availability under borrowings, and limits our maximum total leverage ratio (total indebtedness with a maturity greater than twelve months to earnings before interest, taxes, depreciation and amortization and certain other adjustments, as defined by the terms of the Senior Secured Credit Facility agreement). The leverage ratio becomes more restrictive in each of 2012, 2013 and 2014. The Senior Secured Credit Facility also requires us to maintain other affirmative and negative covenants. We were in compliance with all such covenants as of June 30, 2012.